UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA announces successful

pricing of bonds in Mexico

Mexico City, Mexico – February 12, 2026 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“KOF” or the “Company”), announces the successful pricing of its bonds in the Mexican market for a total of Ps. $10,000 million. The transaction was completed through a dual-tranche format under the ticker symbols KOF26 and KOF26-2. The first tranche was priced at a fixed-rate of 9.12% (Mbono +0.43%) for an amount of Ps. $7,000 million due in 10 years; the second tranche was priced at a variable rate of Funding TIIE + 0.38% for an amount of Ps. $3,000 million with a 3-year term.

The transaction attracted broad participation from investment-grade investors, reaffirming KOF’s financial discipline and strong credit profile. It generated an orderbook representing a 3.84x oversubscription, exceeding the initial target amount of MXN $5,000 million, and resulting in a final issuance of MXN $10,000 million. The transaction received the highest national credit ratings: ‘mxAAA’ from S&P Global Ratings, S.A. de C.V., and ‘AAA.mx’ from Moody’s Local MX, S.A. de C.V., Institución Calificadora de Valores.

KOF intends to use the proceeds from the placement of the bonds for general corporate purposes, which includes the refinancing of debt maturities.

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL

NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 276 million consumers. With over 93,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through more than 2.2 million points of sale a year. Operating 56 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

•	Jorge Collazo | jorge.collazo@kof.com
•	Lorena Martin | lorena.martinl@kof.com
•	Bryan Silva | bryan.silva@kof.com
•	Emilio Díaz | emilio.diaz@kof.com

Coca-Cola FEMSA

February 12th, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Gerardo Cruz Celaya
Gerardo Cruz Celaya Chief Financial Officer

Date: February 12, 2026